SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

La Quinta Properties, Inc.
La Quinta Corporation
(formerly
Meditrust Corporation
Meditrust Operating Company)
(Name of Issuers)

Common Stock
(Title of Class of Securities)

50419U202
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/  /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,010,000, which constitutes approximately 2.2% of the 178,760,000 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 178,700,000 shares outstanding. As of October 28, 2004, there were 188,100,000 shares of La Quinta Corporation outstanding and 178,700,000 shares of La Quinta Properties, Inc. class B common stock outstanding.

1.     Name of Reporting Person:

         Sid R. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 1,050,251 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,050,251 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,050,251

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its Chief Executive Officer, Sid R. Bass.

1.     Name of Reporting Person:

         Lee M. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 1,050,251 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,050,251 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,050,251

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 0.6%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its Chief Executive Officer, Lee M. Bass.

1.     Name of Reporting Person:

        Peter Sterling

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Peter Sterling is a citizen of the United States of America.

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: IN

---------------

1.     Name of Reporting Person:

        The Airlie Group L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

----------------------------

1.     Name of Reporting Person:

         William P. Hallman, Jr.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

                5.     Sole Voting Power: 601,309
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power:  601,309
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          601,309

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.3%

12.     Type of Reporting Person: IN

----------------------------

1.     Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

1.     Name of Reporting Person:

        Clive D. Bode

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Clive D. Bode is a citizen of the United States of America.

                5.     Sole Voting Power: 1,248,189
Number of
Shares
Beneficially    6.     Shared Voting Power   -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 1,248,189
Person
With
                8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,308,189 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.7% (2)

12.     Type of Reporting Person: IN

---------------
(1)     Assumes the exercise of director options held by Mr. Bode to purchase 60,000 shares of Common Stock.
(2)     Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 178,760,000 shares of the Stock outstanding.

1.     Name of Reporting Person:

        Sterling 1990 Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

1.     Name of Reporting Person:

        Lee C. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

1.     Name of Reporting Person:

        Mary S. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

1.     Name of Reporting Person:

        William P. Hallman III Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00 - Trust

----------------------------

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated February 10, 1999, as amended by Amendment No. 1 dated October 14, 1999, as amended by Amendment No. 2 dated December 3, 1999, as amended by Amendment No. 3 dated February 14, 2001, as amended by Amendment No. 4 dated February 14, 2002, as amended by Amendment No. 5 dated January 30, 2004 (the "Schedule 13G"), relating to the paired Common Stock, $0.10 par value (the "Stock"), of La Quinta Properties, Inc. and La Quinta Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SRB, Inc.

The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,050,251, which constitutes approximately 0.6% of the outstanding shares of the Stock.

LMB, Inc.

The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,050,251, which constitutes approximately 0.6% of the outstanding shares of the Stock.

PS

PS is not the beneficial owner of any shares of the Stock.

TAG

TAG is not the beneficial owner of any shares of the Stock.

WPH

WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 601,309 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

ARBS

ARBS is not the beneficial owner of any shares of the Stock.

ARBL

ARBL is not the beneficial owner of any shares of the Stock.

CDB

In his individual capacity, the aggregate number of shares of the Stock that CDB owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,308,189, which constitutes approximately 0.7% of the 178,760,000 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

1990 ST

1990 ST is not the beneficial owner of any shares of the Stock.

LCHT

LCHT is not the beneficial owner of any shares of the Stock.

MSHT

MSHT is not the beneficial owner of any shares of the Stock.

WPHIIIT

WPHIIIT is not the beneficial owner of any shares of the Stock.

Controlling Persons

SRB

Because of his position as Chief Executive Officer of SRB, Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,251 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

LMB

Because of his position as Chief Executive Officer of LMB, Inc., LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,251 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

EBD

EBD is not the beneficial owner of any shares of the Stock.

TMT-FW

TMT-FW is not the beneficial owner of any shares of the Stock.

DAC

DAC is not the beneficial owner of any shares of the Stock.

WRC

WRC is not the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SRB, Inc.

Acting through its Chief Executive Officer, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,050,251 shares of the Stock.

LMB, Inc.

Acting through its Chief Executive Officer, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,050,251 shares of the Stock.

PS

PS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

TAG

TAG has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WPH

WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 601,309 shares of the Stock.

ARBS

ARBS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

ARBL

ARBL has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

CDB

CDB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,248,189 shares of the Stock.

1990 ST

1990 ST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LCHT

LCHT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

MSHT

MSHT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WPHIIIT

WPHIIIT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

SRB

In his capacity as Chief Executive Officer of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,050,251 shares of the Stock.

LMB

In his capacity as Chief Executive Officer of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,050,251 shares of the Stock.

EBD

EBD has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

TMT-FW

TMT-FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

DAC

DAC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WRC

WRC has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    February 11, 2005

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President of:

   SID R. BASS, INC.
   LEE M. BASS, INC.

By: /s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

 PETER STERLING(1)

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
Individually and as Trustee
of each of:

   ANNIE R. BASS GRANDSON'S
   TRUST FOR SID R. BASS

   ANNIE R. BASS GRANDSON'S
   TRUST FOR LEE M. BASS

   STERLING 1990 TRUST

THE AIRLIE GROUP L.P.,
a Delaware limited partnership

By:  EBD L.P.,
a Delaware limited partnership,
General Partner

By:  TMT-FW, INC., a Texas
corporation,
General Partner

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President

/s/ Clive D. Bode
Clive D. Bode

/s/ W.R. Cotham
W.R. Cotham,
As Trustee of each of:

LEE C. HALLMAN TRUST
MARY S. HALLMAN TRUST
WILLIAM P. HALLMAN III TRUST

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.